SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Information to be included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13d-2

(Amendment No.     )

GLU MOBILE INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

379890106

(CUSIP Number)

August 2, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

(Page 1 of 19 Pages)

CUSIP No. 379890106	13 G	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON Foundation 9 Entertainment, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,106,015 **see Note 1**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,106,015 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,106,015 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.67%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 379890106	13 G	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON F9E Holdco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,106,015 **see Note 1**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,106,015 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,106,015 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.67%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 379890106	13 G	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON Francisco Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,106,015 **see Note 1**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,106,015 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,106,015 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.67%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 379890106	13 G	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON Francisco Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,106,015 **see Note 1**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,106,015 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,106,015 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.67%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 379890106	13 G	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON Francisco Partners Fund A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,106,015 **see Note 1**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,106,015 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,106,015 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.67%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 379890106	13 G	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON Francisco Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,106,015 **see Note 1**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,106,015 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,106,015 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.67%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 379890106	13 G	Page 8 of 19 Pages

1	NAME OF REPORTING PERSON FP Annual Fund Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,106,015 **see Note 1**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,106,015 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,106,015 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.67%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 379890106	13 G	Page 9 of 19 Pages

ITEM 1.

(a)	Name of Issuer: Glu Mobile Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

45 Fremont Street, Suite 2800

San Francisco, California 94105

ITEM 2.

(a)	Name of Person Filing:

Foundation 9 Entertainment, Inc. (“F9E”)

F9E Holdco, LLC (“F9E Holdco”)

Francisco Partners GP, LLC, a Delaware limited liability company (“FPGP”)

Francisco Partners, L.P., a Delaware limited partnership (“FPLP”)

Francisco Partners Fund A, L.P., a Delaware limited partnership (“FP A LP”)

Francisco Partners Management, LLC, a Delaware limited liability company (“Management LLC”)

FP Annual Fund Investors, LLC, a Delaware limited liability company (“FP LLC”)

Collectively, F9E, F9E Holdco, FPGP, FPLP, FP A LP, Management LLC and FP LLC are referred to herein as the “Reporting Persons”

(b)	Address of Principal Business Office or, if None, Residence:

The address for F9E is:

17600 Gillette Avenue, Suite 100

Irvine, California 92614

The address for each of the other Reporting Persons is:

One Letterman Drive, Building C, Suite 410

San Francisco, California 94129

(c)	Citizenship:

The place of organization of each of the Reporting Persons is:

State of Delaware, U.S.A.

(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share (“Common Stock”)

(e)	CUSIP Number: 379890106

CUSIP No. 379890106	13 G	Page 10 of 19 Pages

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

6,106,015 by each of the Reporting Persons**see Note 1**

(b)	Percent of class:

9.67 % by each of the Reporting Persons

The percent of class is based on 63,145,690 shares of Common Stock, par value $0.0001 per share of the Issuer outstanding as of August 3, 2011.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

6,106,015 by each of the Reporting Persons **see Note 1**

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

6,106,015 by each of the Reporting Persons **see Note 1**

CUSIP No. 379890106	13 G	Page 11 of 19 Pages

** Note 1**

F9E is the record and beneficial owner of the 6,106,015 shares of Common Stock (the “Shares”), representing approximately 9.67 % of the outstanding shares of Common Stock. F9E Holdco owns a majority of the shares of F9E and may be deemed the beneficial owner of the Shares. FPLP, FP A LP and FP LLC, as members of F9E Holdco, may be deemed the beneficial owners of the Shares. Management LLC is the managing member of FP LLC, and FPGP is the general partner of FPLP and FP A LP. In its capacity as the managing member of FP LLC, Management LLC may be deemed the beneficial owner of the Shares. In its capacity as the general partner of each of FPLP and FP A LP, FPGP may be deemed the beneficial owner of the Shares.

Except to the extent of its interest as a majority shareholder of F9E, F9E Holdco expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that F9E Holdco is a beneficial owner of the Shares. Except to the extent of their interests as members of F9E Holdco, FPLP, FP A LP and FP LLC expressly disclaim such beneficial ownership and the filing of this Statement shall not be construed as an admission that FPLP, FP A LP and FP LLC are beneficial owners of the Shares. Except to the extent of its interest as managing member of FP LLC, Management LLC expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that Management LLC is a beneficial owner of the Shares. Except to the extent of its interest as general partner of each of FPLP and FP A LP, FPGP expressly disclaims such beneficial ownership and the filing of this Statement shall not be construed as an admission that FPGP is the beneficial owner of the Shares.

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

The right to receive dividends on, and proceeds from the sale of, the Shares is governed by the limited liability company agreement of each of F9E Holdco and FP LLC, the limited partnership agreement of each of FPLP and FP A LP and the operating agreement of each of FPGP and Management LLC, and such dividends or proceeds may be distributed with respect to the member interests and general and limited partnership interests in accordance therewith.

CUSIP No. 379890106	13 G	Page 12 of 19 Pages

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit I

ITEM 8.	Identification and Classification of Members of the Group

See Exhibit II

ITEM 9.	Notice of Dissolution of Group

Not applicable

ITEM 10.	Certifications

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 379890106	13 G	Page 13 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2011

FOUNDATION 9 ENTERTAINMENT, INC.

By:	/s/ Steven L. Sardegna
Name:	Steven L. Sardegna
Title:	EVP, CFO

F9E HOLDCO, LLC
By: Francisco Partners, L.P., its Managing Member
By: Francisco Partners GP, LLC, its General Partner

By:	/s/ David Golob
Name:	David Golob
Title:	Authorized Person

FRANCISCO PARTNERS GP, LLC

By:	/s/ David Golob
Name:	David Golob
Title:	Manager/Member

FRANCISCO PARTNERS, L.P.
By: Francisco Partners GP, LLC, its General Partner

By:	/s/ David Golob
Name:	David Golob
Title:	Manager/Member

FRANCISCO PARTNERS FUND A, L.P.
By: Francisco Partners GP, LLC, its General Partner

By:	/s/ David Golob
Name:	David Golob
Title:	Manager/Member

CUSIP No. 379890106	13 G	Page 14 of 19 Pages

FRANCISCO PARTNERS MANAGEMENT, LLC

By:	/s/ David Golob
Name:	David Golob
Title:	Manager / Member

FP ANNUAL FUND INVESTORS, LLC
By: Francisco Partners Management, LLC, its Managing Member

By:	/s/ David Golob
Name:	David Golob
Title:	Manager / Member

CUSIP No. 379890106	13 G	Page 15 of 19 Pages

EXHIBIT INDEX

Exhibit I — Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Exhibit II — Identification and Classification of Members of the Group

Exhibit III — Joint Filing Agreement

CUSIP No. 379890106	13 G	Page 16 of 19 Pages

EXHIBIT I

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

F9E is the record and beneficial owner of the Shares. F9E Holdco owns a majority of the shares of F9E and therefore is the control person of F9E and may be deemed the beneficial owner of the Shares. FPLP, FP A LP and FP LLC, as members of F9E Holdco, may be deemed the beneficial owners of the Shares. Management LLC is the managing member and therefore control person of FP LLC, and FPGP is the general partner and therefore control person of FPLP and FP A LP. In its capacity as the managing member of FP LLC, Management LLC may be deemed the beneficial owner of the Shares. In its capacity as the general partner of each of FPLP and FP A LP, FPGP may be deemed the beneficial owner of the Shares.

CUSIP No. 379890106	13 G	Page 17 of 19 Pages

EXHIBIT II

Identification and Classification of Members of the Group

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the Shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.

CUSIP No. 379890106	13 G	Page 18 of 19 Pages

EXHIBIT III

Joint Filing Agreement

THIS JOINT FILING AGREEMENT is entered into as of August 12, 2011, by and among the parties signatories hereto. The undersigned hereby agree that the Statement on Schedule 13G with respect to the shares of Common Stock, par value $0.0001 per share, of Glu Mobile Inc. is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

FOUNDATION 9 ENTERTAINMENT, INC.

By:	/s/ Steven L. Sardegna
Name:	Steven L. Sardegna
Title:	EVP, CFO

F9E HOLDCO, LLC
By: Francisco Partners, L.P., its Managing Member
By: Francisco Partners GP, LLC, its General Partner

By:	/s/ David Golob
Name:	David Golob
Title:	Authorized Person

FRANCISCO PARTNERS GP, LLC

By:	/s/ David Golob
Name:	David Golob
Title:	Manager/Member

FRANCISCO PARTNERS, L.P.
By: Francisco Partners GP, LLC, its General Partner

By:	/s/ David Golob
Name:	David Golob
Title:	Manager/Member

FRANCISCO PARTNERS FUND A, L.P.
By: Francisco Partners GP, LLC, its General Partner

By:	/s/ David Golob
Name:	David Golob
Title:	Manager/Member

CUSIP No. 379890106	13 G	Page 19 of 19 Pages

FRANCISCO PARTNERS MANAGEMENT, LLC

By:	/s/ David Golob
Name:	David Golob
Title:	Manager / Member

FP ANNUAL FUND INVESTORS, LLC
By: Francisco Partners Management, LLC, its Managing Member

By:	/s/ David Golob
Name:	David Golob
Title:	Manager / Member